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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                       CONTOUR MEDICAL, INC.
                         (Name of Issuer)

                    Common Stock, $.001 Par Value
                  (Title of Class of Securities)

                           21220B 10 5
                          (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 21220B 10 5                 13G

1  NAME OF REPORTING PERSON

   Retirement Care Associates, Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) ---
   Not applicable                                             (b) ---

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Colorado

Number of Shares Beneficially Owned by Each Reporting Person With

5  SOLE VOTING POWER
   5,440,878

6  SHARED VOTING POWER
   0

7  SOLE DISPOSITIVE POWER
   5,440,878

8  SHARED DISPOSITIVE POWER
   0

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   5,440,878

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*
   Not applicable

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   63.8%

12 TYPE OF REPORTING PERSON*
   CO

*See Instruction before filling out.
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Item 1.

     (a)  Name of Issuer:  Contour Medical, Inc.
     (b)  Address of Issuer's Principal Executive Offices:

               6025 Shiloh Road
               Alpharetta, Georgia 30005
Item 2.

     (a)  Name of Person Filing:  Retirement Care Associates, Inc.
     (b)  Address of Principal Business Office:

               6000 Lake Forrest Drive, Suite 200
               Atlanta, Georgia 30328

     (c)  Citizenship:  Colorado
     (d)  Title of Class of Securities:  Common Stock, $.001 Par Value
     (e)  CUSIP No.:  21220B 10 5

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:
         Not applicable.

Item 4.  Ownership.

    (a)  Amount Beneficially Owned:  5,440,878
    (b)  Percent of Class:  63.8%
    (c)  Number of shares as to which such person has:

         (i)  sole power to vote or to direct the vote:     5,440,878*
         (ii) shared power to vote or to direct the vote:           0
        (iii) sole power to dispose or to direct the
              disposition of:                               5,440,878*
        (iv)  shared power to dispose or to direct the
              disposition of:                                       0
__________________
* Includes 144,625 shares underlying warrants held by Retirement Care Associates, Inc.; 89,250 shares of Common Stock into which shares of Series A Convertible Preferred Stock held by Retirement Care Associates, Inc. may be converted; and 100,000 shares underlying stock options held by Retirement Care Associates, Inc.

Item 5.  Ownership of Five Percent or Less of a Class.
         Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
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Item 7.  Identification and Classification of the Subsidiary Which Acquired
         the Security Being Reported on by the Parent Holding Company.
         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
         Not applicable.

Item 9.  Notice of Dissolution of Group.
         Not applicable.

Item 10. Certification.
         Not applicable.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              RETIREMENT CARE ASSOCIATES, INC.

Date: February 9, 1998              By /s/ Chris Brogdon
                                       Chris Brogdon, President